June 11, 2024
Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Tony Watson, Joel Parker

Re:	Bloomin’ Brands, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 28, 2024
File No. 001-35625

Ladies and Gentlemen:

The purpose of this letter is to provide the response of Bloomin’ Brands, Inc. (the “Company”) to the comments set forth in the letter, dated May 21, 2024 from staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission. For your convenience, the Staff’s comments have been reproduced in their entirety followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Adjusted Net Income and Adjusted Diluted Earnings Per Share Non-GAAP Reconciliations,

1.We note your response to prior comment 1. Your non-GAAP share adjustments appear to have the effect of changing the antidilutive provisions of FASB ASC 260-10-45 and are therefore considered individually tailored. Please revise your future disclosure to remove the adjustments made to exclude the dilutive effect of the shares to be issued upon conversion of the 2025 Notes or further explain why you believe these are not tailored measures. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

The Company continues to believe that its adjusted diluted earnings per share measure (“Adjusted EPS”) is not individually tailored in a way that is inappropriate under applicable regulations and interpretations. Furthermore, the Company reiterates its view that its presentation of Adjusted EPS is not misleading, which the Company believes is a necessary part of the analysis in determining whether an individually tailored measure is inappropriate. Both points are addressed below. After addressing these points, the Company proposes additional disclosures to include in future filings for the Staff’s consideration.

The Company’s Adjusted EPS measure excludes the dilutive impact of its 5.00% convertible senior unsecured notes due 2025 (the “2025 Notes”) due to convertible note hedge transactions that entirely offset dilution of the 2025 Notes. As a result, Adjusted EPS will not contain dilution when the Company’s stock price falls between the conversion price of the 2025 Notes and the exercise price of the warrants, based on convertible note hedge contracts that are in place to deliver shares that offset dilution at specific share prices. These discrete convertible note hedge transactions were entered into at the time of the issuance of the 2025 Notes, have terms that largely mirror the terms of the 2025 Notes, such as automatic exercise if 2025 Notes are exercised, and contain the same settlement method, maturity date and adjustment provisions that generally align with the 2025 Notes.

With respect to the question of whether or not Adjusted EPS is individually tailored, the Company notes that the term “individually tailored” (or any similar concept) does not appear in Regulation G or Item 10(e) of Regulation S-K. Question 100.04 of the Non-GAAP Financials Measures Compliance and Disclosure Interpretations (the “Non-GAAP C&DIs”) identifies three examples of measures the Staff considers individually tailored. Each of these examples involves the usage of alternate recognition or measurement principles in order to create what is essentially a substitute presentation. The Company believes this is a key distinction between an individually tailored measure that involves applying a non-GAAP accounting principle to create an alternative presentation, on the one hand, and a permissible non-GAAP measure as defined by Rule 101(a)(1) of Regulation G that involves including in or excluding from the GAAP measure a particular item (especially when based on an identified event or transaction occurring outside the ordinary course of business), on the other hand. When a non-GAAP measure can be reconciled with reference to a single item reflecting the effects of a discrete event or transaction, the Company does not believe it should be considered individually tailored.

Notwithstanding the focus in the Staff’s comment on whether or not Adjusted EPS is individually tailored, the Company believes it is necessary to also address the fundamental question of whether or not its measure is misleading. Rule 100(b) of Regulation G prohibits presenting a non-GAAP measure in circumstances in which it is misleading. Non-GAAP CD&I 100.01 explicitly acknowledges that the analysis of whether or not a measure is misleading depends on facts and circumstances. The other Non-GAAP CD&Is that deal with this topic (100.02 through 100.06, including 100.04 with respect to individually tailored measures as cited in the Staff’s comment) also acknowledge this necessary part of the analysis – none of them identify any particular measure or practice as misleading per se; rather, they identify measures or practices that could or may be misleading under the circumstances.

The Company does not believe its Adjusted EPS presentation is misleading based on individual facts and circumstances for the following reasons:

•It reflects the economic realities of the Company’s 2025 Notes and related hedge and warrant transactions. The net cost to the Company for the combined hedge and warrant transactions at the time of the 2025 Notes issuance was approximately $19.6 million. This was a meaningful use of the net proceeds of the 2025 Notes issuance (a little under 10%) and was intentionally structured to provide, in combination, a meaningful offsetting impact to the potentially dilutive effect of the 2025 Notes.

As explained in the Company’s initial response letter, the GAAP presentation includes the dilutive effects of both the 2025 Notes and the warrant transactions, but not the offsetting effects of the convertible hedge transactions. This accounting treatment is consistent with ASC 260-10-45-17, which prohibits inclusion of antidilutive shares in diluted earnings per share based on separate consideration of each issue or series of issues of potential common shares. However, it is the Company’s belief that this treatment distorts the effects of these purposefully structured transactions intended to partially mitigate potential share dilution from issuance of the 2025 Notes. By including both the shares underlying the 2025 Notes and the warrants (which are with the same counterparties as the convertible note hedge transactions and would not have been entered into without the offsetting hedge transactions), the GAAP treatment results in even more dilution than what would have been caused if the Company had issued the 2025 Notes without any hedging transactions at all. The GAAP treatment reflects what would have happened if the

Company, rather than using some of the proceeds of the 2025 Notes to establish a hedge, decided to essentially “double-down” and raise additional proceeds by selling unhedged warrants.

•The Company believes its Adjusted EPS presentation is easy to understand. The Company presents Adjusted EPS alongside GAAP diluted EPS so they can be viewed together. It also includes both the GAAP and adjusted share counts, along with footnote disclosure explaining the difference. As noted above, because this adjustment reflects the effects of discrete transactions, the Company believes it is not difficult for investors to understand the presentation and its significance and are accustomed to seeing adjustments of this nature. In order to be as transparent as possible, the Company has also supplemented its disclosure on occasion with more detailed tabular information about the dilutive effect of the 2025 Notes and related hedge and warrant transactions at various share prices. The Company provided this information shortly after the 2025 Notes were issued in 2020, in early 2021 after it made an irrevocable election to settle the principal amount of the 2025 Notes in cash and the remainder in shares, and once again in 2022 after the privately negotiated exchanges significantly reduced the amount of outstanding 2025 Notes and related hedges and warrants. Refer to Exhibit 99.1 to the Form 8-K filed on May 11, 2020, Exhibit 99.2 to the Form 8-K filed on February 18, 2021, and Exhibit 99.2 to the Form 8-K filed on July 29, 2022.

•The Company’s Adjusted EPS presentation provides material information to stockholders. Because the GAAP EPS presentation does not reflect the economic realities of the 2025 Notes and related combined hedge and warrant transactions, the Company believes it is necessary to supplement this disclosure with its Adjusted EPS presentation, so that its stockholders and analysts have a more complete understanding of the impacts of the transactions on its capital structure and share value.

There were initially $230 million principal amount of 2025 Notes outstanding. Primarily as a result of privately negotiated exchanges of $125 million principal amount of 2025 Notes in 2022 and $83.6 million principal amount of 2025 Notes in 2024, there are currently only $20.7 million principal amount of 2025 Notes outstanding. When the Company retired 2025 Notes in these exchanges, it has also retired corresponding portions of the related hedge and warrant transactions. As a result, if the Company were to change its Adjusted EPS presentation to include the shares underlying the 2025 Notes, it would lower Adjusted EPS by a small amount in future periods. However, the effects in prior comparable periods would be more significant due to the larger principal amount of 2025 Notes and related warrants outstanding in the past. Changing the Company’s historical Adjusted EPS presentation would reflect accretion to Adjusted EPS that does not reflect real economic growth and the Company does not believe this presentation would assist its stockholders in understanding the impacts of the transactions, potentially causing confusion.

Notwithstanding the Company’s belief that its current Adjusted EPS presentation is appropriate, in an effort to address the Staff’s concerns while continuing to provide what it considers material information to its stockholders, the Company proposes to revise its Adjusted EPS presentation going forward to add line items between GAAP EPS and Adjusted EPS and between GAAP and Adjusted share counts to include the impact of the convertible note hedge transactions and additional footnote disclosures. For the Staff’s reference, below is an illustration of the revised disclosure that will be provided using the amounts in the Company’s most recent Form 10-Q filing.

Adjusted Net Income and Adjusted Diluted Earnings Per Share Non-GAAP Reconciliations - The following table reconciles Net (loss) income attributable to Bloomin’ Brands to adjusted net income and adjusted diluted earnings per share for the periods indicated:

	THIRTEEN WEEKS ENDED
(in thousands, except per share data)	MARCH 31, 2024	MARCH 26, 2023
Net (loss) income attributable to Bloomin’ Brands	$(83,872)	$91,311
Adjustments:
Income from operations adjustments (1)	12,955	—
Loss on extinguishment of debt (2)	135,797	—
Total adjustments, before income taxes	148,752	—
Adjustment to provision for income taxes (3)	(1,366)	—
Net adjustments	147,386	—
Adjusted net income	$63,514	$91,311

Diluted (loss) earnings per share	$(0.96)	$0.93
Effect of non-GAAP net income adjustments	1.70	—
Effect of dilutive securities excluded from diluted weighted average common shares outstanding due to GAAP net loss (4)	(0.07)	—
Non-GAAP effect of convertible notes hedge on diluted weighted average common shares outstanding (5)	0.03	0.05
Adjusted diluted earnings per share (6)	$0.70	$0.98

Diluted weighted average common shares outstanding	87,024	98,011
Effect of dilutive securities excluded from diluted weighted average common shares outstanding due to GAAP net loss (4)	8,352	—
Non-GAAP effect of convertible notes hedge on diluted weighted average common shares outstanding (5)	(4,321)	(4,831)
Adjusted diluted weighted average common shares outstanding (6)	91,055	93,180
_________________
(1)See the Adjusted Income from Operations Non-GAAP Reconciliations table above for details regarding Income from operations adjustments.
(2)Includes losses in connection with the 2025 Notes Partial Repurchase. See Note 9 - Convertible Senior Notes of the Notes to Consolidated Financial Statements for additional details.
(3)Includes the tax effects of non-GAAP adjustments determined based on the nature of the underlying non-GAAP adjustments and their relevant jurisdictional tax rates for all periods presented. The primary difference between GAAP and adjusted effective income tax rates relates to certain non-deductible losses and other tax costs associated with the 2025 Notes Partial Repurchase.
(4)Due to a GAAP net loss, antidilutive securities are excluded from diluted weighted average common shares outstanding for the thirteen weeks ended March 31, 2024. However, considering the adjusted net income position, adjusted diluted weighted average common shares outstanding incorporates dilutive securities, including 4,321 and 3,132 for outstanding 2025 Notes and warrants, respectively with the remaining dilution due to the Company’s share-based compensation arrangements.
(5)Adjusted diluted weighted average common shares outstanding was calculated including the benefit of our convertible notes hedge. The convertible note hedge contracts deliver shares to offset dilution from the 2025 Notes if the Company’s stock price is in excess of the conversion price of the 2025 Notes, which was $11.05 as of March 31, 2024.
(6)Adjusted diluted earnings per share is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We define adjusted diluted earnings per share as Net (loss) income attributable to Bloomin’ Brands, adjusted for the impact of certain items that may vary from period to period without correlation to core operating performance or that vary widely among similar companies divided by our adjusted diluted weighted average common shares outstanding. Adjusted diluted earnings per share is included because we believe that adjusted diluted earnings per share provides meaningful supplemental information for investors regarding the performance of our business and facilitates a meaningful evaluation of operating results on a comparable basis with historical results. We use this non-GAAP financial measure in order to have comparable financial results to analyze changes in our underlying business from period to period. Our measure of adjusted diluted earnings per share is not necessarily comparable to other similarly titled measures for other companies due to different methods of calculation.

If you have any questions or additional comments with respect to this response, please contact the undersigned by phone at (813) 282-1225 or by email at michaelhealy@bloominbrands.com.

Very truly yours,

/s/ W. Michael Healy
W. Michael Healy
Executive Vice President and Chief Financial Officer